STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

January 31, 2002

02015452

Securities and Exchange Commission
Office of International Corp. Finance
450 – 5th Street S.W. (3094)
Washington, D.C. 20549

Dear Sir or Madam:

RE: Corporation No. 82-3605

Enclosed please find duplicate copies of information we are required to file under Rule 12g3-2(b).

Yours truly,

STAMPEDE OILS INC.

Pam de Bruycker

/pdB
Encl.

e.s.corp.sec.jan01

dlw 2/27

STAMPEDE OILS INC.

82-3605

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

NEWS RELEASE
Stampede Turner Valley 2-34-20-3 W5M

In accordance with a directive from the Canadian Venture Exchange, the Company believes that the following News Release should be of interest to its shareholders.

CALGARY, ALBERTA – January 2, 2002, Stampede Oils Inc. announces that the Alberta Energy and Utilities Board (AEUB) issued its Decision on December 20, 2001 concerning the results of the Section 42 Hearing held in early October.

The AEUB has decreed that Stampede be allowed to complete the 2-34 well at its earliest opportunity, subject to certain conditions. Stampede does not consider that these conditions are onerous. The Decision is available for public viewing on the AEUB website at http://www.eub.gov.ab.ca/bbs/apps.htm.

Certain aspects of the completion procedure have been initiated and the Company is endeavouring to have the 2-34 well on production by the end of January. It will be necessary to finalize third-party processing and transportation agreements prior to installing the 450m permanent pipeline. Stampede has no reason to downgrade its original production forecast for the 2-34 well.

Stampede has been advised that the production from the Imperial 8-21-21-3 W5M and the Berkley 10-16-21-3 W5M wells, four miles north of the 2-34 well, are apparently demonstrating significantly greater production characteristics than originally envisioned by the operators.

For further information contact J.W. McLeod or P. de Bruycker (403) 265-6166

STAMPEDE OILS INC. is listed on the Canadian Venture Exchange under the symbol **STF.**

STAMPEDE OILS INC.

82-3605

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

NEWS RELEASE
Stampede Turner Valley 2-34-20-3 W5M

In accordance with a directive from the Canadian Venture Exchange, the Company believes that the following News Release should be of interest to its shareholders.

CALGARY, ALBERTA – January 2, 2002, Stampede Oils Inc. announces that the Alberta Energy and Utilities Board (AEUB) issued its Decision on December 20, 2001 concerning the results of the Section 42 Hearing held in early October.

The AEUB has decreed that Stampede be allowed to complete the 2-34 well at its earliest opportunity, subject to certain conditions. Stampede does not consider that these conditions are onerous. The Decision is available for public viewing on the AEUB website at http://www.eub.gov.ab.ca/bbs/apps.htm.

Certain aspects of the completion procedure have been initiated and the Company is endeavouring to have the 2-34 well on production by the end of January. It will be necessary to finalize third-party processing and transportation agreements prior to installing the 450m permanent pipeline. Stampede has no reason to downgrade its original production forecast for the 2-34 well.

Stampede has been advised that the production from the Imperial 8-21-21-3 W5M and the Berkley 10-16-21-3 W5M wells, four miles north of the 2-34 well, are apparently demonstrating significantly greater production characteristics than originally envisioned by the operators.

For further information contact J.W. McLeod or P. de Bruycker (403) 265-6166

STAMPEDE OILS INC. is listed on the Canadian Venture Exchange under the symbol **STF.**